Exhibit 99.1

Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM Eastern Time December 4, 2024) The undersigned Holder of American Depositary Receipts (“Receipts”) of Inventiva S.A. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted the number of ordinary shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business November 4, 2024 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on December 11, 2024. Notes: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. If no instructions are received, a discretionary proxy will be given to a person designated by the Company. 3. If the preemptive subscription rights are cancelled in your favor in one of the resolutions 5 to 22, 24 to 32, 34 to 48 and 50 to 57, do not vote on this resolution. Inventiva S.A. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders For Shareholders of record as of November 4, 2024 Wednesday, December 11, 2024 9:00 AM, Local Time P.O. BOX 8016, CARY, NC 27512-9903 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, Eastern Time, December 4, 2024. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

**Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders**

Please make your marks like this: ☒

| | PROPOSAL | YOUR VOTE | | |
|---|---|---|---|---|
| | **Ordinary Items** | FOR | AGAINST | ABSTAIN |
| 1. | Appointment of Mr. Mark Pruzanski, as Director of the Company; | ☐ | ☐ | ☐ |
| 2. | Appointment of Mr. Srinivas Akkaraju, as Director of the Company; | ☐ | ☐ | ☐ |
| 3. | Approval of the compensation policy for the Chief Executive Officer (application from the date of separation of functions); | ☐ | ☐ | ☐ |
| 4. | Approval of the compensation policy of the Chairperson of the Board of Directors (application from the date of separation of functions); | ☐ | ☐ | ☐ |
| | **Extraordinary Items** | | | |
| 5. | Capital increase in cash for a nominal amount of EUR 78,720.64 by issuance of ordinary shares, without shareholders' preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors; | ☐ | ☐ | ☐ |
| 6. | Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.; | ☐ | ☐ | ☐ |
| 7. | Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC; | ☐ | ☐ | ☐ |
| 8. | Cancellation of the preemptive subscription rights for Sofinnova Crossover I SLP; | ☐ | ☐ | ☐ |
| 9. | Cancellation of the preemptive subscription rights for Yiheng Capital Management, L.P.; | ☐ | ☐ | ☐ |
| 10. | Cancellation of the preemptive subscription rights for BioDiscovery 6 FPCI; | ☐ | ☐ | ☐ |
| 11. | Cancellation of the preemptive subscription rights for Invus Public Equities, L.P.; | ☐ | ☐ | ☐ |
| 12. | Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.; | ☐ | ☐ | ☐ |
| 13. | Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.; | ☐ | ☐ | ☐ |
| 14. | Cancellation of the preemptive subscription rights for CVI Investments Inc.; | ☐ | ☐ | ☐ |
| 15. | Cancellation of the preemptive subscription rights for Biomedical Value Fund, L.P.; | ☐ | ☐ | ☐ |
| 16. | Cancellation of the preemptive subscription rights for Biomedical Offshore Value Fund, L.P.; | ☐ | ☐ | ☐ |
| 17. | Cancellation of the preemptive subscription rights for Schonfeld Global Master Fund, L.P.; | ☐ | ☐ | ☐ |
| 18. | Cancellation of the preemptive subscription rights for Eventide Healthcare Innovation Fund I, L.P.; | ☐ | ☐ | ☐ |
| 19. | Cancellation of the preemptive subscription rights for Adage Capital Partners, L.P.; | ☐ | ☐ | ☐ |
| 20. | Cancellation of the preemptive subscription rights for Altamont Pharmaceutical Holdings, LLC, sub-fund of Avondale ICAV; | ☐ | ☐ | ☐ |

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ____________ Date ____________ Signature (if held jointly) ____________ Date ____________

Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 21. Cancellation of the preemptive subscription rights for Albemarle Life Sciences Fund, sub-fund of Avondale ICAV; #P23# #P23# #P23# 22. Cancellation of the preemptive subscription rights for KVP Capital, LP; #P24# #P24# #P24# 23. Decision to issue 8,053,847 pre-funded warrants of the Company without shareholders' preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors; #P25# #P25# #P25# 24. Cancellation of the preemptive subscription rights for Biotechnology Value Fund, L.P.; #P26# #P26# #P26# 25. Cancellation of the preemptive subscription rights for Biotechnology Value Fund II, L.P.; #P27# #P27# #P27# 26. Cancellation of the preemptive subscription rights for Biotechnology Value Trading Fund OS, L.P.; #P28# #P28# #P28# 27. Cancellation of the preemptive subscription rights for MSI BVF SPV, LLC; #P29# #P29# #P29# 28. Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.; #P30# #P30# #P30# 29. Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC; #P31# #P31# #P31# 30. Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.; #P32# #P32# #P32# 31. Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.; #P33# #P33# #P33# 32. Cancellation of the preemptive subscription rights for Deep Track Biotechnology Master Fund, Ltd.; #P34# #P34# #P34# 33. Capital increase by issuance of shares with warrants attached, without shareholders' preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors; #P35# #P35# #P35# 34. Cancellation of the preemptive subscription rights for Sofinnova Crossover I SLP; #P36# #P36# #P36# 35. Cancellation of the preemptive subscription rights for Yiheng Capital Management, L.P.; #P37# #P37# #P37# 36. Cancellation of the preemptive subscription rights for BioDiscovery 6 FPCI; #P38# #P38# #P38# 37. Cancellation of the preemptive subscription rights for Invus Public Equities, L.P.; #P39# #P39# #P39# 38. Cancellation of the preemptive subscription rights for Samsara BioCapital, L.P.; #P40# #P40# #P40# 39. Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.; #P41# #P41# #P41# 40. Cancellation of the preemptive subscription rights for CVI Investments Inc.; #P42# #P42# #P42# 41. Cancellation of the preemptive subscription rights for Biomedical Value Fund, L.P.; #P43# #P43# #P43# 42. Cancellation of the preemptive subscription rights for Biomedical Offshore Value Fund, L.P.; #P44# #P44# #P44# 43. Cancellation of the preemptive subscription rights for Schonfeld Global Master Fund, L.P.; #P45# #P45# #P45# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date

Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 44. Cancellation of the preemptive subscription rights for Eventide Healthcare Innovation Fund I, L.P.; #P46# #P46# #P46# 45. Cancellation of the preemptive subscription rights for Adage Capital Partners, L.P.; #P47# #P47# #P47# 46. Cancellation of the preemptive subscription rights for Altamont Pharmaceutical Holdings, LLC; #P48# #P48# #P48# 47. Cancellation of the preemptive subscription rights for Albemarle Life Sciences Fund, sub-fund of Avondale ICAV; #P49# #P49# #P49# 48. Cancellation of the preemptive subscription rights for KVP Capital, LP; #P50# #P50# #P50# 49. Decision to issue pre-funded warrants with share subscription warrants attached, without shareholders' preemptive subscription rights to the benefit of named persons and delegation of authority to the Board of Directors; #P51# #P51# #P51# 50. Cancellation of the preemptive subscription rights for Biotechnology Value Fund, L.P.; #P52# #P52# #P52# 51. Cancellation of the preemptive subscription rights for Biotechnology Value Fund II, L.P.; #P53# #P53# #P53# 52. Cancellation of the preemptive subscription rights for Biotechnology Value Trading Fund OS, L.P.; #P54# #P54# #P54# 53. Cancellation of the preemptive subscription rights for MSI BVF SPV, LLC; #P55# #P55# #P55# 54. Cancellation of the preemptive subscription rights for New Enterprise Associates 17, L.P.; #P56# #P56# #P56# 55. Cancellation of the preemptive subscription rights for Growth Equity Opportunities 18 VGE, LLC; #P57# #P57# #P57# 56. Cancellation of the preemptive subscription rights for Perceptive Life Sciences Master Fund, Ltd.; #P58# #P58# #P58# 57. Cancellation of the preemptive subscription rights for Deep Track Biotechnology Master Fund, Ltd.; #P59# #P59# #P59# 58. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders' preemptive subscription rights; #P60# #P60# #P60# 59. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights; #P61# #P61# #P61# 60. Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers; #P62# #P62# #P62# 61. Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options; #P63# #P63# #P63# 62. Delegation of authority to the Board of Directors to decide on the issuance of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons; #P64# #P64# #P64# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date

Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 63. Modification of the overall limit on the maximum authorized amounts set under the resolutions twenty-first to twenty-third, twenty-sixth, twenty-eighth and twenty-ninth resolutions of the General Meeting dated June 20, 2024; #P65# #P65# #P65# Ordinary Items 64. Amendment of the Company's policy for the Company's directors; #P67# #P67# #P67# 65. Amendment of the Deputy Chief Executive Officer's compensation policy; #P68# #P68# #P68# 66. Powers to carry out formalities. #P69# #P69# #P69# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date